

Mail Stop 4561

Via U.S. Mail and Facsimile (864) 286-4241

June 4, 2009

Michael L. Baur
Chief Executive Officer
ScanSource, Inc.
6 Logue Court
Greenville, South Carolina 29615

> **Re: ScanSource, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 28, 2008**
> **File No. 000-26926**

Dear Mr. Baur:

We have limited our review of your filing to those issues discussed with your counsel, Betty Temple, on June 3, 2009. All of our comments pertain to that conversation.

Should you have any questions concerning our comments or any other aspect of our review, please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for fiscal year ended June 30, 2008

General

1. We refer to our conversation with your company's counsel on June 3, 2009 to follow-up on the comment of our comment letter dated May 18, 2009. We have been informed that two of your ten largest vendors – Motorola and Avaya – account for 23.9% and 20.2% of your net sales, respectively, as of March 31, 2009. Please explain why you believe that you are not substantially dependent on these vendors and why you maintain that you are not required to file the distribution agreements with these vendors as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (864) 255-5489
        Elizabeth O. Temple, Esq.
        Womble Carlyle